Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2014 Q1

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us or our refer to TELUS Corporation and where the context of the narrative permits or requires, its subsidiaries. Forward-looking statements include, but are not limited to, statements relating to annual targets, outlook, guidance and updates, our multi-year dividend growth program, our multi-year share purchase programs, and trends. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. By their nature, forward-looking statements are subject to inherent risks and uncertainties, and require us to make assumptions. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the stated targets, expectations, estimates or intentions. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. An update on our general outlook and assumptions for 2014 is in Section 9.

Factors that could cause actual performance to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to:

•                  Competition including: continued intense rivalry across all services among established telecommunications companies, advanced wireless services (AWS) entrants, the potential entry of foreign-based competitors, cable-TV providers, other communications companies and emerging over-the-top (OTT) services; active price and brand competition; our ability to continue to retain customers through an enhanced customer service experience; network access line (NAL) losses; subscriber additions and retention volumes and associated costs for wireless, TV and high-speed Internet services; pressures on wireless average revenue per subscriber unit per month (ARPU) from promotional activity from competitors and market conditions, flat-rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; ability to obtain and offer content across multiple devices on wireless and TV platforms at a reasonable cost; and competition for wireless spectrum.

•                  Regulatory approvals and developments including: the federal government’s stated intention to further increase wireless competition, reduce roaming costs on wireless networks in Canada and require further unbundling of TV channels; the Competition Bureau’s recommendation to the Canadian Radio-television and Telecommunications Commission (CRTC) that it should implement remedies to provide more favourable roaming access terms to entrant service providers; future spectrum auctions (including limitations on incumbent wireless providers, advantages provided to new and foreign participants and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the outcome of the CRTC review of mandated wholesale services, including consideration of mandated competitor access to fibre-to-the-premises facilities; vertical integration by competitors into broadcast content ownership and timely and effective enforcement of regulatory safeguards; ongoing monitoring and compliance with restrictions on non-Canadian ownership of TELUS Common Shares; interpretation and application of tower sharing and roaming rules; the non-harmonization between provincial consumer protection legislation and the new CRTC mandatory national Wireless Code (the Code), which came into effect on December 2, 2013; uncertainty around the outcome of the legal challenge to the retroactivity of the Code to contracts entered into between June 2012 and December 2, 2013; and a possible increase in or acceleration of costs of wireless customer acquisition and retention resulting from maximum two-year contracts required under the Code.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services; increasing numbers of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines such as through substitution to messaging and OTT applications, such as Skype; substitution to Wi-Fi services from wireless services; and OTT Internet Protocol (IP) services that may displace TV and entertainment services.

•                  Technology including: subscriber demand for data that challenges wireless network and spectrum capacity levels; reliance on systems and information technology; technology options, evolution paths and roll-out plans for wireline and wireless networks (including broadband initiatives, such as fibre to the home, and wireless small-cell deployment); reliance on wireless network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; the performance of long-term evolution (LTE) wireless technology; our ability to address our near-term spectrum deficiency in certain geographical areas with recently acquired spectrum (including the spectrum in the 700 MHz band) and redeployment of existing spectrum holdings; our ability to obtain additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireless networks and success of new products, new services and supporting systems; network reliability and change management (including migration risks to new, more efficient Internet data centres (IDCs) and realizing the expected benefits); timing of decommissioning of certain legacy wireline networks and services to reduce operating costs; timing of decommissioning of CDMA and iDEN wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration and retention risks; availability of resources and ability to build out adequate broadband capacity; and success of upgrades and evolution of TELUS TV® technology, which depend on third-party suppliers.

•                  Economic growth and fluctuations including: the strength and persistence of economic growth in Canada that may be influenced by economic developments outside of Canada; future interest rates; inflation, pension investment returns, funding and discount rates; and Canada: U.S. dollar exchange rates.

•                  Capital expenditure levels, including: potential outlays for spectrum licences in spectrum auctions or from third parties, due to our wireless deployment strategy for LTE and future technologies, wireline broadband initiatives, subscriber demand for data, new IDC initiatives, and the Industry Canada wireless spectrum auction for the 2,500-2,690 MHz bands currently expected in April 2015.

•                  Financing and debt requirements including ability to carry out re-financing activities.

•                 Ability to sustain dividend growth program of circa 10% per annum through 2016 and ability to sustain and complete multi-year share purchase programs through 2016. These programs may be affected by factors such as regulatory and government decisions, competitive environment, reasonable economic performance in Canada, our earnings and free cash flow, and levels of capital expenditures and spectrum licence purchases. Quarterly dividend decisions are subject to our Board of Directors’ (Board) assessment and determination based on the Company’s financial situation and outlook. Share purchase programs may be affected by the change in our intention to purchase shares, and the assessment and determination of our Board from time to time. Consequently, there can be no assurance that these programs will be maintained through 2016.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other like costs, without losing customer service focus or negatively impacting business operations. Initiatives include: our earnings enhancement program to drive improvements in earnings before interest, income taxes, depreciation and amortization (EBITDA) of $250 million by the end of 2015; business integrations; business process outsourcing; internal offshoring and reorganizations; procurement initiatives; and consolidation of real estate.

•                  Process risks including: reliance on legacy systems and ability to implement and support new products and services and business operations; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations; implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; information security breaches, including data loss or theft; and real estate joint venture development risks.

•                  Tax matters including: tax law that may be subject to differing interpretation and the tax authority’s interpretation that may be different from ours; changes in tax laws including tax rates; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and international tax complexity and compliance.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human-caused threats such as electronic attacks and human errors; equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats, epidemics and pandemics; and effectiveness of business continuity and disaster recovery plans and responses.

•                  Litigation and legal matters including: ability to successfully defend class actions pending against us.

•                  Acquisitions or divestitures including: ability to successfully integrate acquisitions or complete divestitures in a timely manner, and realizing expected strategic benefits.

•                  Health, safety and environmental developments and other risk factors discussed herein and listed from time to time in our reports and public disclosure documents, including our annual report, annual information form, and other filings with securities commissions or similar regulatory authorities in Canada (on SEDAR at sedar.com) and in our filings with the Securities and Exchange Commission (SEC) in the United States, including Form 40-F (on EDGAR at sec.gov). Section 10: Risks and risk management in this MD&A is incorporated by reference in this cautionary statement.

Management’s discussion and analysis

May 8, 2014

Contents

Section	Description
1. Introduction	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights
2. Core business and strategy
3. Key performance drivers
4. Capabilities	4.1 Principal markets addressed and competition 4.2 Operational resources 4.3 Liquidity and capital resources 4.4 Changes in internal control over financial reporting
5. Discussion of operations	5.1 General 5.2 Summary of consolidated quarterly results and trends 5.3 Consolidated operations 5.4 Wireless segment 5.5 Wireline segment
6. Changes in financial position
7. Liquidity and capital resources

7.1 Overview

7.2 Cash provided by operating activities

7.3 Cash used by investing activities

7.4 Cash used by financing activities

7.5 Liquidity and capital resource measures

7.6 Credit facilities

7.7 Sale of trade receivables

7.8 Credit ratings

7.9 Financial instruments, commitments and contingent liabilities

7.10 Outstanding share information

7.11 Transactions between related parties

8. Accounting matters	8.1 Critical accounting estimates 8.2 Accounting policy developments
9. General outlook and assumptions
10. Risks and risk management	10.1 Regulatory matters
11. Definitions and reconciliations	11.1 Non-GAAP financial measures 11.2 Wireless operating indicators

1.              Introduction

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of the consolidated financial position and financial performance of TELUS for the three-month period ended March 31, 2014, and should be read together with TELUS’ March 31, 2014 condensed interim consolidated financial statements (subsequently referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our interim consolidated financial statements comply with IFRS-IASB and Canadian GAAP and have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our use of the term IFRS in this MD&A is a reference to these standards. In our discussion, we also use certain non-GAAP financial measures, such as EBITDA, to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All amounts are in Canadian dollars, unless otherwise specified.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. The MD&A and the interim consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors for issuance on May 8, 2014.

1.2 The environment in which we operate

Economy

We estimate that economic growth in Canada will be 2.3% in 2014 and 2.5% in 2015, based on a composite of estimates from Canadian banks and other sources. The Bank of Canada’s April 2014 Monetary Policy Report estimated economic growth for Canada at 2.5% in both 2014 and 2015. In respect of the national unemployment rate, Statistics Canada’s Labour Force Survey reported a rate of 6.9% for March 2014 (7.2% reported for December and March 2013).

Regulation

Upcoming regulatory reviews

The CRTC has announced its intention to hold public proceedings to review, among others, wireless and wireline wholesale services, including the appropriateness of mandating competitor access to fibre-to-the premises (FTTP) facilities, satellite and other transport services, enhanced basic services, the subsidy regime, the national contribution mechanism, wireless wholesale services and paper bill charges. For additional information, see Section 10.1 Regulatory matters.

1.3 Consolidated highlights

Leadership progression

On March 31, 2014, we announced that Brian Canfield will be retiring as Chair of the Board of Directors of TELUS and will not be standing for re-election at TELUS’ annual general meeting (AGM) on May 8, 2014. Coincident with Mr. Canfield’s retirement, Darren Entwistle will assume the role of Executive Chair and R.H. (Dick) Auchinleck will assume the role of independent Lead Director. As well, Joe Natale will be promoted to President and Chief Executive Officer (CEO) effective May 8, 2014, reporting to the Executive Chair. The Board has also nominated Mr. Natale for election as director at the AGM. The Board has developed new position descriptions for the roles of Executive Chair, Lead Director and President and CEO, as outlined in TELUS’ 2014 Information Circular. As Executive Chair, Mr. Entwistle will have both Board and executive functions, while the independent Lead Director, Mr. Auchinleck, will be responsible for ensuring that the Board functions independently of management, as and when required.

700 MHz spectrum auction

Industry Canada’s 700 MHz spectrum auction occurred during the three-month period ended March 31, 2014, with Industry Canada raising proceeds of $5.27 billion ($2.63/MHz/POP, where POP refers to person of population), and surpassing the $4.3 billion ($1.55/MHz/POP) raised in the 2008 AWS auction. We successfully acquired 30 spectrum licences across Canada equating to a national average of 16.6 MHz for approximately $1.14 billion. In accordance with the auction terms, 20% or $229 million of the acquisition cost was remitted to Industry Canada on March 5, 2014, with the remaining balance of $914 million paid on April 2, 2014. The amount of $229 million paid in respect of the 700 MHz spectrum licences has been presented in the condensed interim consolidated statements of financial position as 700 MHz spectrum licence deposits as we did not have the right to commercially use the licences as at March 31, 2014. Subsequent to March 31, 2014, we will reclassify the 700 MHz spectrum licences to intangible assets as Industry Canada has determined, on April 2, 2014, that we qualify as a radio communications carrier, that we comply with Canadian Ownership and Control rules and may thus commercially use the licences.

New $1 billion debt offering

On April 4, 2014, we announced the closing of a debt offering of $1 billion in senior unsecured notes in two series, a $500 million offering at 3.20% due April 5, 2021, and a $500 million 4.85% offering due April 5, 2044. The net proceeds were used to repay the approximately $914 million of indebtedness drawn on April 2, 2014 to fund the remaining 80% of the purchase price of the 700 MHz spectrum licences and the remainder will be used for general corporate purposes. These debt issues increased our average term to maturity of long-term debt (excluding commercial paper) to approximately 10.3 years, compared to 5.5 years at the end of 2012, and reduced our weighted average interest rate on long-term debt (excluding commercial paper) to approximately 4.89%, as compared to 5.44 per cent at the end of 2012.

Share purchase programs

On December 12, 2013, the Toronto Stock Exchange (TSX) approved our normal course issuer bid (NCIB) to purchase and cancel up to 16 million of our Common Shares for up to $500 million in 2014. Such purchases may be made through the facilities of the TSX, the New York Stock Exchange (NYSE) and alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations during the period of January 2, 2014 to December 31, 2014. This represents approximately 2.6% of outstanding TELUS Common Shares at the date of the NCIB notice to the TSX, and shares will be purchased only when and if we consider it advisable. As of April 30, 2014, pursuant to our 2014 NCIB, we had purchased approximately 5.4 million Common Shares for cancellation for $202 million, at an average price of $37.45 per share.

For additional information on our multi-year share purchase program, see Section 4.3. Also see Caution regarding forward-looking statements — Ability to sustain and complete multi-year share purchase programs through 2016.

Consolidated highlights

Three-month periods ended March 31 ($ millions, unless noted otherwise)	2014	2013	Change
Consolidated statements of income
Operating revenues	2,895	2,756	5.0%
Operating income	614	583	5.3%
Income before income taxes	512	487	5.1%
Net income	377	362	4.1%

Net income per equity share (1)
Basic (basic EPS) ($)	0.61	0.56	8.9%
Diluted ($)	0.60	0.55	9.1%
Dividends declared per equity share (1) ($)	0.36	0.32	12.5%

Basic weighted-average equity shares outstanding (1) (millions)	622	653	(4.7)%
Consolidated statements of cash flows
Cash provided by operating activities	598	729	(18.0)%

Cash used by investing activities	(827)	(536)	(54.3)%
Capital expenditures (excluding spectrum licences) (2)	(496)	(467)	(6.2)%

Cash used by financing activities	(55)	(278)	80.2%
Other highlights
Subscriber connections (3) (thousands)	13,329	13,150	1.4%
EBITDA (4)	1,077	1,034	4.2%
Restructuring and other like costs included in EBITDA (4)	8	11	(27.3)%
EBITDA — excluding restructuring and other like costs (4)	1,085	1,045	3.8%
EBITDA — excluding restructuring and other like costs margin (5) (%)	37.5	37.9	(0.4	)pts.
Free cash flow (4)	291	358	(18.7)%
Net debt to EBITDA — excluding restructuring and other like costs (4) (times)	1.97	1.67	0.3	pts.

Notations used in MD&A: n/m — Not meaningful; pts. — Percentage points.

(1)         Equity shares: Common Shares since February 4, 2013; Common Shares and Non-Voting Shares prior to February 4, 2013.

(2)         Capital expenditures (excluding spectrum licences) include assets purchased, but not yet paid for, and consequently differ from cash payments for capital assets, excluding spectrum licences, on the condensed interim consolidated statements of cash flows.

(3)         The sum of active wireless subscribers (excluding Public Mobile subscribers, which are all prepaid), NALs, Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems. Effective with the second quarter of 2013 and on a prospective basis, wireless machine-to-machine (M2M) subscriptions have been excluded from all subscriber-based measures to align with emerging industry practice. Cumulative subscriber connections include an April 1, 2013 opening balance adjustment to remove approximately 76,000 M2M subscriptions. Effective with the fourth quarter of 2013, and on a prospective basis, we have adjusted postpaid wireless subscribers to remove Mike® subscriptions, as we have ceased marketing the Mike product and started to turn down the iDEN network. Cumulative subscriber connections include an October 1, 2013 adjustment to remove from the postpaid wireless subscriber base approximately 94,000 Mike subscribers, representing those who, in our judgment, are unlikely to migrate to our new services.

(4)         Non-GAAP financial measures. See Section 11.1.

(5)         EBITDA — excluding restructuring and other like costs, as a percentage of operating revenues.

Operating highlights

•                  Consolidated operating revenues increased year over year by $139 million or 5.0% in the first quarter of 2014. Wireless network revenue increased by $72 million or 5.3% in the first quarter of 2014, as a result of subscriber additions, growth in data usage, higher data roaming volumes, as well as revenues from Public Mobile. Wireline data revenues increased year over year by $78 million or 10% in the first quarter of 2014 due to revenue growth in Internet and enhanced data services, TELUS TV services and TELUS Health services. This increase in wireline data revenue was partly offset by ongoing declines in legacy wireline voice revenues. Consolidated operating revenues, excluding Public Mobile, were $2,871 million, or an increase of 4.2% from the first quarter of 2013.

Excluding Public Mobile, wireless blended average revenue per subscriber unit per month (ARPU) was $61.24 in the first quarter of 2014, up $1.20 or 2.0% from the first quarter of 2013, driven by growth in data usage and roaming, and a higher overall postpaid mix, partly offset by a decline in voice revenue. Postpaid subscribers represent 87% of the total subscriber base, at March 31, 2014, compared to 85.7% in the first quarter of 2013.

•                  During the 12-month period ended March 31, 2014, our subscriber connections increased by 179,000, inclusive of wireless adjustments made for M2M subscriptions on April 1, 2013 and Mike subscriptions on October 1, 2013. This growth includes a 1.5% increase in wireless subscribers (excluding Public Mobile), 18% growth in TELUS TV subscribers and a 5.5% increase in high-speed Internet subscribers, partly offset by a 4.0% decline in total NALs.

Our postpaid wireless subscriber net additions were 48,000 in the first quarter of 2014, as compared to 59,000 in the first quarter of 2013. The decrease reflected slower industry growth and intense competitive activity, partly offset by lower churn due to our customers first initiatives and retention efforts. Our postpaid subscriber churn rate decreased to 0.99% compared to 1.11% in the first quarter of 2013.

•                  EBITDA increased year over year by $43 million or 4.2% in the first quarter of 2014. EBITDA excluding restructuring and other like costs increased year over year by $40 million or 3.8% in the first quarter of 2014, reflecting growth in wireless network revenue and wireline data revenue. Consolidated EBITDA, excluding Public Mobile, was $1,087 million, or an increase of 5.1% from the first quarter of 2013.

•                  Operating income increased year over year by $31 million or 5.3% in the first quarter of 2014 as a result of the increase in EBITDA, partly offset by an increase in total depreciation and amortization expenses.

•                  Income before income taxes increased year over year by $25 million or 5.1% in the first quarter of 2014. Higher operating income was partly offset by an increase in financing costs. The higher financing costs resulted from an increase in long-term debt outstanding and lower interest income, partly offset by lower employee defined benefit plan net interest.

•                  Income taxes increased year over year by $10 million or 8.0% in the first quarter of 2014, primarily reflecting higher pre-tax income and an increase in the weighted average statutory income tax rate.

•                  Net income increased year over year by $15 million or 4.1% in the first quarter of 2014. Excluding Public Mobile, net income increased by $24 million or 6.6%.

•                  Basic earnings per share (EPS) increased year over year by five cents or 8.9% in the first quarter of 2014. Excluding Public Mobile, basic EPS increased by six cents or 10.7%. The reduction in the number of shares from our NCIB programs contributed approximately three cents to the year-over-year increase in basic EPS, while the balance was driven by higher EBITDA.

•                  Dividends declared per equity share were 36 cents in the first quarter of 2014, up 12.5% from the first quarter of 2013. On May 7, 2014, the Board declared a quarterly dividend of 38 cents per share on the issued and outstanding Common Shares of the Company, payable on July 2, 2014, to shareholders of record at the close of business on June 10, 2014. The 38 cents per share dividend declared for the second quarter of 2014 reflects an increase of four cents or 12% from the second quarter dividend in 2013, consistent with our dividend growth program described in Section 4.3.

•                  Effects of the acquisition of Public Mobile Holdings Inc.

On November 29, 2013, we acquired 100% of Public Mobile, a Canadian wireless communications operator focused on the Toronto and Montreal markets. The investment was made with the objective of growing our wireless segment operations, including acquiring additional spectrum licences. The migration of Public Mobile customers to our 4G network is planned to begin in May and to be completed in August 2014.

The contribution of Public Mobile to our financial results in the three-month period ended March 31, 2014 increased wireless revenues by $24 million, decreased wireless EBITDA by $10 million and reduced net income by $9 million or approximately one cent per share.

Liquidity and capital resource highlights

•                  Net debt to EBITDA — excluding restructuring and other like costs was 1.97 times at March 31, 2014, up from 1.84 times at December 31, 2013, as the increase in net debt was only partly offset by growth in EBITDA excluding restructuring and other like costs. The ratio remains within our long-term policy guideline of 1.50 to 2.00 times. At the end of the second quarter of 2014, we anticipate this ratio to be slightly outside of the long-term policy guideline range due to the funding of the purchase of the 700 MHz spectrum licences, but we expect to return to the policy guideline range in the medium term, as we believe that the policy guideline range is supportive of maintaining our investment grade credit ratings. While the ratio may temporarily exceed our long-term policy guideline, we expect to be well within our revolving credit facility covenants, which include a requirement that we not permit TELUS’ consolidated Leverage Ratio to exceed 4 to 1.

•                  Cash provided by operating activities decreased year over year by $131 million in the first quarter of 2014. The decrease resulted mainly from higher income tax payments and working capital changes, which more than offset growth in EBITDA.

•                  Cash used by investing activities increased year over year by $291 million in the first quarter of 2014, mainly due to an increase in capital expenditures and the deposit for the purchase of the 700 MHz spectrum licences. Capital expenditures (excluding spectrum licences) increased year over year by $29 million in the first quarter of 2014, mainly due to our continued focus on investment in wireline and wireless broadband infrastructure, network and system resiliency and reliability to support our ongoing customers first initiatives, and readying the network and systems for future retirement of legacy assets.

•                  Cash used by financing activities was $55 million in the first quarter of 2014, reflecting purchases of Common Shares under our 2014 NCIB, dividend payments and a reduction in short-term borrowings, partly offset by an increase in commercial paper (see Section 7.4). In comparison, cash used by financing activities in the first quarter of 2013 was $278 million, composed of dividend payments and a net reduction in commercial paper.

During the first quarter of 2014, we returned $381 million to shareholders, consisting of $222 million in dividends paid and $159 million in share purchases. For additional details on our multi-year dividend growth program and multi-year share purchase program, see Section 4.3 and Section 7.4.

•                  Free cash flow was $291 million in the first quarter of 2014, reflecting a year-over-year decrease of $67 million. The decrease resulted mainly from higher income tax payments and capital expenditures (excluding spectrum licences), partially offset by EBITDA growth.

2.              Core business and strategy

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Our core business was described in our annual 2013 MD&A.

Strategic imperatives

Since 2000, we have maintained a consistent strategic intent to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. Our focus is on our core telecommunications business in Canada, supported by our international contact centre and outsourcing capabilities.

We developed six strategic imperatives in 2000 that remain relevant for future growth, despite changing regulatory, technological and competitive environments. These six strategic imperatives continue to guide our actions and continue to contribute to the achievement of our financial goals. To advance these long-term strategic initiatives and address near-term opportunities and challenges, we set new corporate priorities each year, as further described in Section 3.

Focusing relentlessly on growth markets of data, IP and wireless

External wireless revenues and wireline data revenues totalled $2.4 billion in the first quarter of 2014, up by $161 million or 7.2% from the first quarter of 2013, while wireline voice and other revenues and other operating income decreased $22 million or 4.2% from the first quarter of 2013. Wireless revenues and wireline data revenues combined represented 83% of TELUS’ consolidated revenues in the first quarter of 2014, as compared to 81% in the first quarter of 2013.

Providing integrated solutions that differentiate TELUS from our competitors

In February 2014, we announced the launch of the CIBC Mobile Payment App for TELUS mobile devices, allowing more Canadians to have access to mobile payments. This announcement builds on our commitment to put our customers first by offering a convenient and secure form of payment using mobile technology.

Building national capabilities across data, IP, voice and wireless

In 2014, we plan to continue investing in broadband infrastructure and 4G LTE expansion and upgrades, as well as in network and systems resiliency and reliability.

In January and February 2014, we participated in Industry Canada’s auction of 700 MHz spectrum licences and acquired spectrum licences equivalent to a national average of 16.6 MHz (see Regulation in Section 1.2). Spectrum in the 700 MHz range has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography, as well as improving the quality of in-building coverage in urban areas. In addition to acquiring 10 MHz of prime paired spectrum nationally, we also acquired 10 MHz of unpaired spectrum in key markets and an additional 10 MHz of paired spectrum in Saskatchewan and Alberta. The unpaired spectrum will enable us to better address capacity constraints in urban areas while the additional 10 MHz of paired spectrum in Saskatchewan and Alberta will enable us to better address our customers’ requirements in these markets.

TELUS’ national average of 16.6 MHz of spectrum in the 700 MHz band is comprised of the following licences:

Region	Frequency blocks	Spectrum acquisition
Southern Ontario, Northern Ontario, Northern Quebec, New Brunswick, Nova Scotia & PEI, Newfoundland & Labrador	C2	10 MHz
Yukon, Northwest Territories & Nunavut	C	10 MHz
British Columbia, Alberta, Eastern Ontario, Southern Quebec, Eastern Quebec	C, D, E	20 MHz
Saskatchewan, Manitoba	A, B, D, E	30 MHz

We also plan to participate in Industry Canada’s auction of spectrum in the 2,500-2,690 MHz bands currently expected to commence in April 2015.

Other first quarter highlights include:

•                  As at the end of the first quarter of 2014, our 4G LTE network covered more than 81% of Canada’s population, up from more than 70% of the population at March 31, 2013. Outside of LTE coverage areas, LTE devices we offer also operate on our HSPA+ network, which covered 99% of the population at March 31, 2014.

•                  As at the end of the first quarter of 2014, our broadband HD TV coverage reached approximately 2.8 million households in B.C., Alberta and Eastern Quebec, as compared to approximately 2.5 million households at March 31, 2013.

Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

Consistent with our corporate priority to advance TELUS’ leadership position in healthcare information management, in March 2014, we acquired 100% of the shares of Med Access Inc., a leading Kelowna-based company providing electronic medical records (EMR) services to 2,000 specialty and general practice physicians in B.C., Alberta, Saskatchewan, Manitoba and Ontario. This acquisition and previous acquisitions of EMR providers, coupled with organic growth, have positioned TELUS Health as the largest EMR provider in Canada. TELUS Health provides solutions to all major stakeholders in the healthcare system, including hospitals, pharmacies and extended healthcare providers, such as physiotherapists and chiropractors.

On April 1, 2014, we acquired Enode, a Quebec City-based security IT firm specializing in providing businesses and government agencies with technologies and services for security and risk management. This acquisition will enhance our security solutions for businesses in Quebec and across Canada.

In April 2014, Data & Audio-Visual Enterprises Holdings Inc. (Mobilicity) announced a proposed going-concern transaction in which TELUS would acquire Mobilicity for $350 million. The proposed transaction would be implemented pursuant to a plan of compromise or arrangement under the Companies’ Creditors Arrangement Act (CCAA). Mobilicity has been operating under CCAA since late September of 2013, and any sale will be subject to supervision by the Court-appointed monitor (Ernst & Young Inc.). The proposed transaction is also subject to various conditions, including approval by the Ontario Superior Court of Justice, the Competition Bureau, Industry Canada and Mobilicity’s debtholders. There is a risk that conditions may not be satisfied or waived and that a going concern transaction with Mobilicity will not be completed.

Going to market as one team under a common brand, executing a single strategy

Our top corporate priority since 2010 and for the foreseeable future is to put our customers first as we strive to consistently deliver exceptional client experiences and win the hearts and minds of Canadians on our journey to become the most recommended company in the markets we serve.

Our four customer commitments that underpin our internal goals and corporate priorities and help us deliver an elevated experience to our customers are:

•                  We take ownership of every customer experience

•                  We work as a team to deliver on our promises

•                  We learn from customer feedback and take action to get better, every day

•                  We are friendly, helpful and thoughtful.

3.              Key performance drivers

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

We confirm or set new corporate priorities each year to both advance TELUS’ long-term strategic priorities and address near-term opportunities and challenges.

Corporate priorities for 2014

Delivering on TELUS’ future friendly® brand promise by putting customers first and pursuing global leadership in the likelihood of our clients to recommend our products, services and people

Elevating our winning culture for a sustained competitive advantage, including giving compassionately in our communities

Strengthening our operational reliability, efficiency and effectiveness

Increasing our competitive advantage through reliable and client-centric technology leadership

Driving TELUS’ leadership position in its chosen business and public sector markets

Advancing TELUS’ leadership position in healthcare information management.

4.              Capabilities

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

Our principal markets and an overview of competition were described in Section 4.1 of our annual 2013 MD&A.

4.2 Operational resources

Our operational resources were described in Section 4.2 of our annual 2013 MD&A.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of TELUS Common Shares, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including the net debt to EBITDA — excluding restructuring and other like costs ratio and the dividend payout ratio. See descriptions in Section 11.1.

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of TELUS Common Shares under our multi-year dividend growth program

•                  On May 7, 2014, a second quarter dividend of 38 cents per share was declared on our issued and outstanding common shares, payable on July 2, 2014, to shareholders of record at the close of business on June 10, 2014. The second quarter dividend for 2014 reflects an increase of 12% from the 34 cent per share dividend paid in July 2013.

Report on financing and capital structure management plans

Purchase TELUS Common Shares under our multi-year share purchase programs

•                  On December 12, 2013, the TSX approved our NCIB to purchase and cancel up to 16 million of our Common Shares for up to $500 million in 2014. Such purchases will be made through the facilities of the TSX, the NYSE and alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations during the period of January 2, 2014 to December 31, 2014. This represents approximately 2.6% of outstanding TELUS Common Shares at the date of the NCIB notice to the TSX, and shares will be purchased only when and if we consider it advisable. Pursuant to TSX rules, the maximum number of Common Shares that we may purchase during the same trading day on the TSX is 421,589 (being 25% of the average daily trading volume of TELUS Common Shares for the six-month period preceding the date of the NCIB notice to the TSX), subject to certain exceptions for block purchases. As of April 30, 2014, we have purchased approximately 5.4 million Common Shares for cancellation for $202 million, at an average price of $37.45 per share under this NCIB.

•                  We have also entered into an automatic share purchase plan (ASPP) with a broker for the purpose of permitting us to purchase shares under our NCIB during internal blackout periods when we would not be permitted to trade in our shares, including regularly scheduled quarterly blackout periods. Such purchases will be at the sole discretion of the broker based on parameters established by TELUS prior to any blackout period, in accordance with TSX rules, applicable securities laws and the terms of the agreement between the broker and TELUS. The ASPP has been approved by the TSX, was implemented on January 2, 2014, and may be implemented from time to time thereafter. All other purchases under the NCIB will be at the discretion of the Company.

•                  There can be no assurance that we will complete our 2014 NCIB or renew the NCIB program for 2015 and 2016. See Caution regarding forward-looking statements — Ability to sustain and complete multi-year share purchase programs through 2016.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

•                  Proceeds from securitized trade receivables were $100 million in the first quarter of 2014 compared to $400 million in the fourth quarter of 2013.

•                  We increased outstanding commercial paper from $Nil at December 31, 2013 to $626 million at March 31, 2014 to fund the deposit for 700 MHz spectrum and to reduce short-term borrowings.

Maintain compliance with financial objectives, policies and guidelines

•                  Maintain investment grade credit ratings in the range of BBB+ to A-, or the equivalent — On May 8, 2014, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

•                  Net debt to EBITDA excluding restructuring and other like costs ratio of 1.50 to 2.00 times — See Section 7.5 Liquidity and capital resource measures.

•                  Dividend payout ratio guideline of 65 to 75% of sustainable net earnings on a prospective basis — See Section 7.5 Liquidity and capital resource measures.

•                  Generally maintain a minimum $1 billion in unutilized liquidity — See Section 7.6 Credit facilities.

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 General

Our operating segments and reportable segments are wireless and wireline. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (the chief operating decision-maker).

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2
Operating revenues	2,895	2,948	2,874	2,826	2,756	2,851	2,774	2,665
Operating expenses
Goods and services purchased	1,222	1,349	1,237	1,222	1,154	1,330	1,222	1,152
Employee benefits expense	596	648	602	606	568	603	562	543
Depreciation and amortization	463	461	445	446	451	478	461	456
Total operating expenses	2,281	2,458	2,284	2,274	2,173	2,411	2,245	2,151
Operating income	614	490	590	552	583	440	529	514
Financing costs	102	110	109	132	96	96	96	96
Income before income taxes	512	380	481	420	487	344	433	418
Income taxes	135	90	125	134	125	81	110	119
Net income and Net income attributable to equity shares	377	290	356	286	362	263	323	299
Net income per equity share:
Basic	0.61	0.47	0.56	0.44	0.56	0.40	0.49	0.46
Diluted	0.60	0.46	0.56	0.44	0.55	0.40	0.49	0.46
Dividends declared per equity share (1)	0.36	0.36	0.34	0.34	0.32	0.32	0.305	—
Cash provided by operating activities	598	726	1,084	707	729	703	965	788
Additional information:
EBITDA(2)	1,077	951	1,035	998	1,034	918	990	970
Restructuring and other like costs included in EBITDA(2)	8	33	15	39	11	19	3	13
EBITDA excluding restructuring and other like costs(2)	1,085	984	1,050	1,037	1,045	937	993	983
Free cash flow(2)	291	136	365	192	358	263	426	284

(1)          The second quarter 2012 dividend of 30.5 cents per share was declared in February 2012.

(2)          See Section 11.1 Non-GAAP financial measures.

Trends

The consolidated revenue trend continues to reflect: year-over-year growth in wireless network revenues generated from a growing subscriber base and a higher ARPU, increased data usage from continued smartphone adoption and the expansion of our LTE network coverage; and year-over-year growth in wireline data revenues driven by TV and high-speed Internet.

Increasing wireless network revenue reflects growth in data revenue, partly offset by declines in voice revenue. Data revenue growth reflects increased data consumption driven by the proliferation of smartphones, tablets and other wireless devices, expansion of networks, as well as greater use of applications and other wireless data, partly offset by increased use of data sharing plans. Data revenue growth also reflects increased roaming volumes. Consequently, monthly blended ARPU has increased year over year for 14 consecutive quarters. The data revenue growth trend is affected by competitive pressures driving bigger allotments of data included in rate plans, including data sharing, and an increasing number of unlimited-messaging rate plans, as well as off-loading of data traffic to increasingly available Wi-Fi hotspots. In July 2013, we introduced new two-year wireless rate plans, which may impact future revenue trends and costs of acquisition and retention, including subscribers optimizing unlimited talk and text and shared data plans, and potentially increase the frequency with which subscribers update their devices and services. As contracts signed before July 2013 expire and subscribers can only renew on the maximum two-year contracts, blended ARPU is expected to increase over time. However, the outcome is highly dependent on competitor and consumer behaviour, device selection and other factors.

Historically, there has been third and fourth quarter seasonality with respect to higher levels of wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals. These impacts can also be more pronounced around iconic device launches. Wireless EBITDA typically decreases in the fourth quarter due to increased competitive intensity and seasonal loading. Subscriber additions have usually been lowest in the first quarter. Historically, monthly wireless ARPU has risen sequentially in the second and third quarters due to increased vacation season usage and roaming, and declined sequentially in the fourth and first quarters. The launch of the unlimited nationwide voice plans in 2013 may reduce the amount of future long distance and voice overage charges, reducing the ARPU seasonality in the second and third quarters but the outcome will depend on consumer behaviour.

The trend of increasing wireline data revenue reflects the continuing expansion of our TELUS TV subscriber base (up 18% in the last 12 months) and growth in revenue per customer, as well as growth in enhanced data, Internet and business process outsourcing services. Growth in Internet revenues reflects expansion of our high-speed Internet subscriber base (up 5.5% in the last 12 months) as a result of bundling offers with Optik TV, as well as growth in revenue per customer. A general trend of declining wireline voice revenues and NALs is due to continued but moderating substitution to wireless and IP-based services and applications, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. The general trend for business NALs is a decline due to increased competition in the small and medium business market, as well as conversion of voice lines to IP and wireless services.

The trend in the goods and services purchased expense reflects increasing content costs for the growing TELUS TV subscriber base and higher network and support costs for the growing wireless subscriber base, as well as third and fourth quarter wireless expense seasonality described above.

The trend in employee benefits expense includes higher compensation costs, offset by a slight decrease in restructuring costs for employee—related initiatives, as compared to the 2013 levels.

The sequential decrease in depreciation resulted from minor adjustments related to our continuing program of asset life studies, partly offset by growth in capital assets from acquisitions and the expansion of our broadband footprint and the LTE network coverage. The increase in amortization of intangible assets from 2013 reflects higher software asset base, partly offset by adjustments resulting from our continuing program of asset life studies.

Financing costs in the second quarter of 2013 include a $23 million long-term debt prepayment premium. In addition, financing costs for the eight periods shown include varying amounts of foreign exchange gains or losses and varying amounts of interest income.

The trend in net income reflects the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related after-tax interest on reassessments. The trend in basic EPS also reflects the impact of share purchases under our NCIB programs.

Income tax-related adjustments

	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2
Net income impact ($ millions)	—	12	2	(22)	5	10	3	(11)
Basic EPS impact ($)	—	0.02	—	(0.03)	0.01	0.02	—	(0.02)

The trend in cash provided by operating activities reflects growth in EBITDA, net of higher interest and income tax payments. The trend in free cash flow also reflects the factors in cash provided by operating activities, as well as increasing capital expenditures, but excludes the effects of certain working capital changes, such as trade accounts receivable and trade accounts payable.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (the chief operating decision-maker). We discuss the performance of our segments in Section 5.4 Wireless segment, Section 5.5 Wireline segment and capital expenditures in Section 7.3 Cash used by investing activities.

Operating revenues

Three-month periods ended March 31 ($ millions)	2014	2013	Change
Service	2,702	2,582	4.6%
Equipment	172	161	6.8%
Service and equipment revenues	2,874	2,743	4.8%
Other operating income	21	13	61.5%
	2,895	2,756	5.0%

Consolidated Operating revenues increased by $139 million in the first quarter of 2014 as compared to the first quarter of 2013, as follows:

•                  Service revenue increased year over year by $120 million in the first quarter of 2014, driven by wireless, higher TV and Internet revenues from subscriber growth and increased TELUS Health service revenues, partly offset by declines in legacy wireline voice revenues.

•                  Equipment revenue increased year over year by $11 million in the first quarter of 2014. Wireless equipment sales were up modestly, reflecting higher retention volumes and a higher proportion of smartphones in the sales mix. Wireline equipment sales in the first quarter of 2014 were relatively flat compared to the first quarter of 2013.

•                  Other operating income increased year over year by $8 million in the first quarter of 2014 due to gains on investments and an increase in government assistance.

Operating expenses

Three-month periods ended March 31 ($ millions)	2014	2013	Change
Goods and services purchased	1,222	1,154	5.9%
Employee benefits expense	596	568	4.9%
Depreciation	346	347	(0.3)%
Amortization of intangible assets	117	104	12.5%
	2,281	2,173	5.0%

Consolidated Operating expenses increased by $108 million in the first quarter of 2014 as compared to the first quarter of 2013, as follows:

•                  Goods and services purchased increased year over year by $68 million in the first quarter of 2014. The increase reflects higher programming costs for TELUS TV services, an increase in network and support costs for the growing wireless subscriber base, and higher cost of sales within TELUS Health associated with higher revenue, partly offset by lower wireline external labour requirements.

•                  Employee benefits expense increased year over year by $28 million in the first quarter of 2014, mainly due to higher compensation and benefit costs, partly offset by a decrease in restructuring costs for employee—related initiatives.

•                  Depreciation expense remained flat in the first quarter of 2014, as adjustments in 2013 resulting from our continuing program of asset life studies were partly offset by growth in capital assets (such as broadband- and TV-related assets, the wireless LTE network and IDCs).

•                  Amortization of intangible assets increased year over year by $13 million in the first quarter of 2014. The increase was due to new administrative and network software assets and acquisitions, partly offset by adjustments resulting from our continuing program of asset life studies.

Operating income

Three-month periods ended March 31 ($ millions)	2014	2013	Change
	614	583	5.3%

Operating income increased year over year by $31 million in the first quarter of 2014, composed of a $24 million increase in wireless EBITDA, a $19 million increase in wireline EBITDA being offset by a $12 million increase in total depreciation and amortization expenses.

Financing costs

Three-month periods ended March 31 ($ millions)	2014	2013	Change
Interest expense	102	89	14.6%
Employee defined benefit plans net interest	1	13	(92.3)%
Interest (income) and foreign exchange (gains)	(1)	(6)	83.3%
	102	96	6.3%

Financing costs increased year over year by $6 million in the first quarter of 2014, mainly due to our re-financing activities in the second and fourth quarters of 2013, net debt issues in the first quarter of 2014 and lower interest income, partly offset by a decrease in employee defined benefit plans net interest. Re-financing in 2013 increased our long-term debt outstanding and reduced near-term long-term debt re-financing risk by extending our average term to maturity of long-term debt (excluding commercial paper) to approximately 9.2 years at March 31, 2014, from 5.3 years one year earlier. Our weighted-average interest rate on long-term debt (excluding commercial paper) was 5.0% at March 31, 2014, as compared to 5.44% one year earlier. In addition, our debt issues in early April 2014 increased our average term to maturity of long-term debt (excluding commercial paper) to approximately 10.3 years and reduced our weighted-average interest rate on long-term debt (excluding commercial paper) to approximately 4.89%. TELUS’ short-term commercial paper issuance is back-stopped by a committed term credit facility which, subsequent to March 31, 2014, was extended to May 31, 2019. For additional details, see Long-term debt issues and repayments in Section 7.4.

•                  Interest expense increased year over year by $13 million in the first quarter of 2014, mainly due to the increase in long-term debt.

•                  Employee defined benefit plans net interest expense is calculated for the periods in 2014 and 2013 based on the respective net defined benefit surplus (deficit) at December 31, 2013 and 2012. The decrease in 2014 reflects the net employee defined benefit pension plan deficit moving to a nominal surplus due to strong returns and application of a higher discount rate at December 31, 2013, net of an increase in life expectancy assumptions.

•                  Interest income and foreign exchange gains fluctuate from period to period. Interest income was $1 million in the first quarter of 2014 as compared to interest income of $4 million in the first quarter of 2013. The balance in the first quarter of 2013 was a net foreign exchange gain.

Income taxes

Three-month periods ended March 31 ($ millions, except tax rates)	2014	2013	Change
Basic blended income tax expense at weighted-average statutory income tax rates	134	125	7.2%
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	—	(1)	100.0%
Other	1	1	—%
	135	125	8.0%
Weighted-average statutory income tax rates (%)	26.2	25.7	0.5	pts.
Effective tax rates (%)	26.3	25.7	0.6	pts.

Basic blended income tax at weighted-average statutory income tax rates increased year over year by $9 million in the first quarter of 2014 due to growth in pre-tax income and an increase in the weighted-average statutory income tax rate, primarily from higher tax rates in British Columbia.

Comprehensive income

Three-month periods ended March 31 ($ millions)	2014	2013	Change
Net income	377	362	4.1%
Other comprehensive income:
Items that may be subsequently reclassified to income	6	3	100.0%
Item never subsequently reclassified to income — Employee defined benefit plans re-measurements	162	168	(3.6)%
Comprehensive income	545	533	2.3%

Comprehensive income increased year over year by $12 million in the first quarter of 2014, primarily due to a $15 million increase in net income. Items that may be subsequently reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations, and changes in the unrealized fair value of available-for-sale investments.

5.4 Wireless segment

Wireless operating indicators (excluding Public Mobile) (1)

At March 31	2014	2013	Change
Subscribers (1) (000s):
Postpaid	6,799	6,603	3.0%
Prepaid	1,019	1,100	(7.4)%
Total	7,818	7,703	1.5%
Postpaid proportion of subscriber base (1)(2) (%)	87.0	85.7	1.3	pts.
HSPA+ population coverage (3) (millions)	34.9	34.3	1.7%
LTE population coverage (3) (millions)	28.8	24.7	16.6%

Wireless operating indicators (excluding Public Mobile) (1)

Three-month periods ended March 31	2014	2013	Change
Subscriber gross additions (1) (000s):
Postpaid	234	260	(10.0)%
Prepaid	104	114	(8.8)%
Total	338	374	(9.6)%
Subscriber net additions (1) (000s):
Postpaid	48	59	(18.6)%
Prepaid	(36)	(26)	(38.5)%
Total	12	33	(63.6)%
Blended ARPU, per month (1)(4) ($)	61.24	60.04	2.0%
Churn, per month (1)(4) (%)
Blended	1.39	1.48	(0.09	) pts.
Postpaid	0.99	1.11	(0.12	) pts.
COA(5) per gross subscriber addition (1)(4) ($)	375	369	1.6%
Retention spend to network revenue (1)(4) (%)	10.7	10.9	(0.2	) pts.

(1)         Where noted, wireless operating indicators exclude Public Mobile subscribers, which are all prepaid (acquired on November 29, 2013).

(2)         Effective with the second quarter of 2013 and on a prospective basis, M2M subscriptions have been excluded from all subscriber-based measures to align with emerging industry practice. Cumulative subscribers include an April 1, 2013, opening balance adjustment to remove approximately 76,000 M2M subscriptions. Effective with the fourth quarter of 2013, and on a prospective basis, we have adjusted postpaid wireless subscribers to remove Mike subscriptions, as we have ceased marketing the Mike product and started to turn down the iDEN network. Cumulative subscriber connections include an October 1, 2013 adjustment to remove from the postpaid wireless subscriber base approximately 94,000 Mike subscribers, representing those who, in our judgment, are unlikely to migrate to our new services.

(3)         Including network access agreements with other Canadian carriers.

(4)         See Section 11.2 Wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(5)         Cost of acquisition.

Operating revenues — Wireless segment

Three-month periods ended March 31 ($ in millions, except ratios)	2014	2013	Change
Network revenues	1,443	1,371	5.3%
Equipment and other	112	101	10.9%
External operating revenues	1,555	1,472	5.6%
Intersegment network revenue	13	12	8.3%
Total operating revenues(1)	1,568	1,484	5.7%
Data revenue to network revenues (%)	48	43	5	pts.

(1) Includes Public Mobile revenues of $24, composed of network revenues of $21 and equipment and other revenues of $3.

Wireless segment revenues increased year over year by $84 million or 5.7% in the first quarter of 2014 driven by growth in data network revenue. Included in the total are Public Mobile’s network, equipment and other revenues of $24 million.

Network revenues from external customers increased year over year by $72 million in the first quarter of 2014. Wireless network revenue, excluding Public Mobile, was $1,422 million in the first quarter of 2014, an increase of $51 million or 3.7% from the first quarter of 2013.

•                  Data network revenue, excluding Public Mobile, increased year over year by 18% in the first quarter of 2014 compared to the same period in 2013. The increase reflects subscriber growth, increased data usage from continued smartphone adoption, higher data roaming volumes and the expansion of our LTE network coverage, partly offset by increased adoption of unlimited-messaging rate plans, lower roaming rates from more competitive U.S. roaming packages.

•                  Voice network revenue, excluding Public Mobile, decreased year over year by 7% in the first quarter of 2014 compared to the same period in 2013. The decline in voice revenue is due to the increased adoption of unlimited nationwide voice plans, continued but moderating substitution to data services and features and an increasing volume of data-only mobile Internet connection devices and tablet subscriptions.

•                  Monthly blended ARPU, excluding Public Mobile, was $61.24 in the first quarter of 2014, reflecting a $1.20 or 2.0% increase from the first quarter of 2013. The increase was due to growth in data usage and roaming and a higher overall postpaid subscriber mix, partly offset by a decline in voice revenue and an increased penetration by the Koodo brand.

•                  Gross subscriber additions, excluding Public Mobile, were 338,000 in the first quarter of 2014, a decrease of 36,000 from the first quarter of 2013. Postpaid gross additions were 234,000 in the first quarter of 2014, reflecting a year-over-year decrease of 26,000 from the first quarter of 2013, due to slower market growth and continued competitive intensity, offset by higher tablet loading. Prepaid gross additions were 104,000 in the first quarter of 2014, reflecting a year-over-year decrease of 10,000.

•                  Net subscriber additions, excluding Public Mobile, were 12,000 in the first quarter of 2014, a decrease of 21,000 from the first quarter of 2013. Postpaid net additions were 48,000 in the first quarter of 2014, reflecting a decrease of 11,000 from the first quarter of 2013 due to factors described in gross subscriber additions, partly offset by lower subscriber churn. Prepaid subscribers declined by 36,000 in the first quarter of 2014, as compared to a decline of 26,000 in the first quarter of 2013. Prepaid losses reflect conversions to postpaid services, as well as continued competitive intensity related to the lower entry cost of prepaid plans.

•                  Our average monthly postpaid churn rate remained low at 0.99% in the first quarter of 2014, down from 1.11% in first quarter of 2013, primarily as a result of our customers first initiatives. Our blended monthly wireless subscriber churn rate, excluding Public Mobile, was 1.39% in the first quarter of 2014 compared to 1.48% in the first quarter of 2013. The improvement in the blended churn rate resulted from our continuing customers first initiatives and Clear and Simple approach, which differentiate TELUS in an intensely competitive market, as well as a greater proportion of postpaid clients in our subscriber base.

Equipment and other revenues increased year over year by $11 million in the first quarter of 2014. Equipment and other revenues, excluding Public Mobile, increased by $8 million mainly due to higher retention volumes and a higher proportion of smartphones in the sales mix and, to a lesser extent, a gain on sale of an investment, partly offset by lower gross additions.

•                  The smartphone adoption rate remained strong at 75% of postpaid gross additions in the first quarter of 2014, as compared to 70% in the first quarter of 2013. Smartphone subscribers represented 78% of the postpaid subscriber base at March 31, 2014, an increase from 68% in the same period last year. TELUS is a leader among North American carriers in the level of smartphone adoption, and studies have shown that Canada has the third highest level of smartphone adoption globally, among reported companies. Smartphone subscribers generate significantly higher ARPU and have lower churn than those with messaging and voice-only devices, but have higher costs of acquisition and retention resulting from the large device subsidies related to multiple-year contract sales or renewals. A greater proportion of smartphones in the sales mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue per customer.

Intersegment network revenue represents services provided to the wireline segment. These revenues are eliminated upon consolidation along with the associated expenses in the wireline segment.

Operating expenses — Wireless segment

Three-month periods ended March 31 ($ in millions)	2014	2013	Change
Goods and services purchased:
Equipment sales expenses	294	282	4.3%
Network operating expenses	193	173	11.6%
Marketing expenses	83	90	(7.8)%
Other (1)	139	116	19.8%
Employee benefits expense (1)	169	157	7.6%
Wireless operating expenses(2)	878	818	7.3%

(1)         Includes restructuring and other like costs. See Section 11.1 Non-GAAP financial measures.

(2)         Includes Public Mobile-related operating expenses totalling $34.

Wireless segment expenses increased year over year by $60 million in the first quarter of 2014 when compared to the same period in 2013. This includes Public Mobile operating expenses of $34 million. Wireless expenses, excluding Public Mobile, increased year over year by $26 million or 3.2%.

Equipment sales expenses increased year over year by $12 million in the first quarter of 2014. Excluding Public Mobile, the increase was $11 million, reflecting higher retention volumes, as well as a high proportion of smartphones sold to new and existing customers.

•                  Retention costs as a percentage of network revenue, excluding Public Mobile, were 10.7% in the first quarter of 2014, down from 10.9% in the same period in 2013, as growth in network revenues more than offset higher retention volumes and costs.

•                  COA per gross subscriber addition, excluding Public Mobile, was $375 in the first quarter of 2014, reflecting an increase of $6 from the first quarter of 2013. The increase was mainly due to higher per-unit subsidy costs, in part due to an appreciation of the U.S. dollar, and an increase in commissions due to a greater proportion of smartphones in the sales mix.

Network operating expenses increased year over year by $20 million in the first quarter of 2014. Excluding Public Mobile, the increase was $9 million, as higher costs associated with LTE network expansion and higher data roaming usage and expenses were partly offset by lower supplier licensing costs.

Marketing expenses decreased year over year by $7 million in the first quarter of 2014. Excluding Public Mobile, the decrease was $10 million, as advertising declined due to our ability to maintain promotional discipline as a result of the improvement in churn levels.

Other goods and services purchased increased year over year by $23 million in the first quarter of 2014. Excluding Public Mobile, the increase was $10 million, resulting from higher external labour costs and greater administrative costs to support the growing subscriber base.

Employee benefits expense increased year over year by $12 million in the first quarter of 2014. Excluding Public Mobile, the increase was $5 million due to higher compensation and benefit costs, including share-based compensation, as well as an increase in the number of full-time equivalent employees to provide customer service and technical support for a growing subscriber base and greater smartphone adoption.

EBITDA — Wireless segment

Three-month periods ended March 31 ($ millions, except margins)	2014	2013	Change
EBITDA(1)	690	666	3.6%
Restructuring and other like costs included in EBITDA(2)	3	4	(25.0)%
EBITDA — excluding restructuring and other like costs	693	670	3.4%
EBITDA margin (%)	44.0	44.9	(0.9	)pts.
EBITDA — excluding restructuring and other like costs margin (%)	44.2	45.1	(0.9	)pts.

(1)                                 Includes negative $10 EBITDA impact of Public Mobile in the first quarter of 2014.

(2)                                 Includes $Nil related to Public Mobile.

In the first quarter of 2014, wireless EBITDA increased year over year by $24 million or 3.6%. Wireless EBITDA, excluding Public Mobile, was $700 million in the first quarter of 2014, an increase of 5.1% from the same period in 2013. Wireless EBITDA — excluding restructuring and other like costs increased year over year by $23 million or 3.4% in the first quarter of 2014. The increases in EBITDA reflect network revenue growth, despite higher data roaming costs and an increase in labour costs to support a larger subscriber base, partly offset by lower total acquisition costs.

5.5 Wireline segment

Wireline operating indicators

As at, or for the three-month periods ended March 31 (000s)	2014	2013	Change
High-speed Internet subscribers	1,416	1,342	5.5%
TELUS TV subscribers	842	712	18.3%
Network access lines (NALs):
Residential	1,619	1,733	(6.6)%
Business	1,611	1,630	(1.2)%
Total NALs	3,230	3,363	(4.0)%
High-speed Internet subscriber net additions	21	16	31.3%
TELUS TV subscriber net additions	27	34	(20.6)%
Net NAL losses:
Residential	(24)	(34)	29.4%
Business	—	(9)	100.0%
Total NAL losses	(24)	(43)	44.2%

Operating revenues — Wireline segment

Three-month periods ended March 31 ($ in millions)	2014	2013	Change
Data service and equipment	842	764	10.2%
Voice local service	321	340	(5.6)%
Voice long distance service	92	101	(8.9)%
Other services and equipment	67	66	1.5%
Service and equipment revenues	1,322	1,271	4.0%
Other operating income	18	13	38.5%
External operating revenues	1,340	1,284	4.4%
Intersegment revenue	41	41	—%
Total operating revenues	1,381	1,325	4.2%

Total wireline segment revenues increased year over year by $56 million or 4.2% in the first quarter of 2014, driven by continued growth in data revenue, partly offset by ongoing declines in legacy voice revenues.

Service and equipment revenues increased year over year by $51 million in the first quarter of 2014.

•                  Data service and equipment revenues increased year over year by $78 million in the first quarter of 2014 primarily due to: (i) increased Internet and enhanced data service revenues due to a 5.5% increase in high-speed Internet subscribers over 12 months, higher revenue per customer in part from certain rate increases and subscriptions coming off of introductory promotional offers, and business service growth; (ii) increased TELUS TV revenues resulting from 18% subscriber growth over 12 months and higher revenue per customer; (iii) growth in TELUS Health revenues.

•                  Net additions of high-speed Internet subscribers increased in the first quarter of 2014 when compared to the first quarter of 2013 resulting from success in consumer and business markets, expansion of our high-speed broadband footprint, a pull-through impact due to the continued adoption of Optik TV and increasing broadband speeds, along with improvements in our customer churn rate. Net additions of TELUS TV subscribers declined in the first quarter of 2014 when compared to the first quarter of 2013, as expansion of our addressable high-speed broadband footprint, increasing broadband speeds, the addition of a large business customer and improvements in our customer churn rate were offset by the impact of slower market growth. Continued focus on expanding our addressable Optik TV and high-speed Internet footprint, combined with bundling these services together, have resulted in a combined subscriber growth of approximately 10% over the last 12 months.

•                  Voice local service revenue decreased year over year by $19 million in the first quarter of 2014 due to the ongoing decline in legacy revenues, reflecting a 4.0% decline in NALs in the last 12 months.

•                  Residential NAL losses of 24,000 in the first quarter of 2014, the lowest since the fourth quarter of 2005, improved from the 34,000 line losses a year ago due to our continuing customers first initiatives and service bundle offers. The decline in the quarter reflects the ongoing but moderating trend of substitution to wireless and Internet-based services, including losses to competitors, partially mitigated by the success of Optik TV and bundled service offerings.

•                  Business NAL subscribers in the first quarter of 2014 were unchanged from December 31, 2013, representing a significant improvement from the 9,000 business NAL losses in the first quarter of 2013. This improvement was supported by our continuing efforts to enhance customer experience.

•                  Voice long distance service revenue decreased year over year $9 million in the first quarter of 2014 as a result of technological substitution to wireless and Internet-based services, loss of NALs and the trend of lower long distance minutes of use.

Other operating income increased year over year by $5 million in the first quarter of 2014, due to gains on investments and an increase in government assistance.

Intersegment revenue represents services provided to the wireless segment. These revenues are eliminated upon consolidation together with the associated expenses in the wireless segment.

Operating expenses — Wireline segment

Three-month periods ended March 31 ($ millions)	2014	2013	Changes
Goods and services purchased (1)	567	546	3.8%
Employee benefits expense (1)	427	411	3.9%
Wireline operating expenses	994	957	3.9%

(1) Includes restructuring and other like costs. See Section 11.1 Non-GAAP financial measures.

Total operating expenses increased year over year by $37 million in the first quarter of 2014.

•                  Goods and services expenses increased year over year by $21 million in the first quarter of 2014, mainly reflecting increases in programming costs for TELUS TV services due to an increase in the subscriber base and higher TV content rates, and cost of sales associated with higher TELUS Health services revenue, partly offset by lower external labour requirements.

•                  Employee benefits expense increased year over year by $16 million in the first quarter of 2014, due to higher compensation and benefit costs, including higher share-based compensation expenses, partly offset by a decrease in domestic and international full-time equivalent staff over the past year, resulting from our ongoing efficiency initiatives.

EBITDA — Wireline segment

Three-month periods ended March 31 ($ millions, except margins)	2014	2013	Changes
EBITDA	387	368	5.0%
Restructuring and other costs included in EBITDA	5	7	(28.6)%
EBITDA — excluding restructuring and other like costs	392	375	4.3%
EBITDA margin (%)	28.0	27.8	0.2	pts.
EBITDA — excluding restructuring and other like costs margin (%)	28.3	28.3	—	pts.

In the first quarter of 2014, wireline EBITDA increased year over year by $19 million or 5.0%, while wireline EBITDA — excluding restructuring and other like costs increased by $17 million or 4.3%. This resulted mainly from improvements in high-speed Internet, enhanced data and TELUS TV revenues due to subscriptions coming off of introductory rates, certain rate increases and subscriber growth, as well as savings from our operational efficiency initiatives, net of higher TV programming costs.

6.              Changes in financial position

Financial position at:	Mar. 31	Dec. 31
($ millions)	2014	2013	Changes		Changes include:
Current assets
Cash and temporary investments, net	52	336	(284)	(85)%	See Section 7 Liquidity and capital resources
Accounts receivable	1,426	1,461	(35)	(2)%	A decrease in days outstanding in wireless and wireline receivables
Income and other taxes receivable	41	32	9	28%	Reflects income tax instalments paid, in excess of income taxes accrued
Inventories	300	326	(26)	(8)%	Primarily a seasonal decrease in wireless handsets, parts and accessories, due to a decrease in units on hand, partly offset by an increase in the average wireless handset cost
Prepaid expenses	269	168	101	60%	Includes prepayment of statutory employee benefits, wireless licence fees and maintenance contracts
Derivative assets	16	6	10	167%	Fair value adjustments related to operational hedges and hedges of restricted share units.
Current liabilities
Short-term borrowings	100	400	(300)	(75)%	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	1,634	1,735	(101)	(6)%

Accrued liabilities related to costs for broadband expansion, as well as increases in TV content costs payable and interest payable, offset by a decrease in payroll and other employee-related liabilities and in inventory-related trade payables

Income and other taxes payable	3	102	(99)	(97)%	Current income tax expense in the quarter, offset by last instalment payment of 2013 income taxes
Dividends payable	224	222	2	1%	—
Advance billings and customer deposits	745	729	16	2%	Customer deposits and advance billings to wireless and wireline dealers
Provisions	85	110	(25)	(23)%	Reflects a decrease in employee-related restructuring accruals, combined with a decrease in asset retirement obligations
Current maturities of long-term debt	626	—	626	n/m	An increase in commercial paper used to pay a 20% deposit on 700 MHz spectrum licences, to reduce short-term borrowings and for other corporate purposes.
Current derivative liabilities	1	1	—	—	—
Working capital (Current assets subtracting Current liabilities)	(1,314)	(970)	(344)	(35)%

A decrease in cash and temporary investments combined with an increase in current maturities of long-term debt due to 700 MHz spectrum acquisition, as well as payment of tax instalments, partly offset by increases in income and other taxes receivable, prepaid expenses and reduction in provisions.

Financial position at:	Mar. 31	Dec. 31
($ millions)	2014	2013	Changes		Changes include:
Non-current assets
Property, plant and equipment, net	8,496	8,428	68	1%	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	6,546	6,531	15	—%	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3.
700 MHz spectrum licence deposits	229	—	229	n/m	See Section 1.2
Goodwill, net	3,750	3,737	13	—%	An increase due to an acquisition of an EMR provider, offset by adjustments made to Public Mobile-related goodwill
Real estate joint ventures	12	11	1	9%	See Transactions between related parties in Section 7.11
Other long-term assets	763	530	233	44%

Primarily an increase in pension and post-retirement assets resulting from returns on plan assets, and construction advances to the TELUS Garden real estate joint venture, net of fair value adjustments for monetization of available-for-sale financial assets.

Non-current liabilities
Provisions	223	219	4	2%	Public Mobile and environmental provisions, partly offset by a decrease in asset retirement obligations
Long-term debt	7,494	7,493	1	—%	See Section 7.4 for our April 2014 financing activities
Other long-term liabilities	616	649	(33)	(5)%	Primarily a decrease in pension and post-retirement liabilities resulting from returns on plan assets.
Deferred income taxes	1,973	1,891	82	4%	Deferred income tax expense, including amounts related to unrealized gains and losses on derivatives and returns on pension plan assets.
Owners’ equity
Common equity	8,176	8,015	161	2%	Net income of $377 million and other comprehensive income of $168 million, net of dividend declarations of $224 million and 2014 NCIB purchases of $159 million.

7.              Liquidity and capital resources

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

7.1 Overview

In the first quarter of 2014, we paid a $229 million deposit for the spectrum licences acquired in the 700 MHz spectrum auction that concluded in February 2014, representing 20% of the total purchase price. We also paid dividends of $222 million to the holders of TELUS shares and returned $159 million of cash to shareholders through share purchases under our 2014 NCIB. Subsequent to March 31, 2014, we paid dividends of $224 million to the holders of TELUS shares and the $914 million balance for the 700 MHz spectrum licences, and issued $1 billion of long-term debt. Our capital structure financial policies, financing plan, and our report on financing and capital structure management plans are described in Section 4.3.

Cash flows

Three-month periods ended March 31 ($ millions)	2014	2013	Change
Cash provided by operating activities	598	729	(18.0)%
Cash used by investing activities	(827)	(536)	(54.3)%
Cash used by financing activities	(55)	(278)	(80.2)%
Decrease in cash and temporary investments, net	(284)	(85)	n/m
Cash and temporary investments, net, beginning of period	336	107	n/m
Cash and temporary investments, net, end of period	52	22	136.4%

7.2 Cash provided by operating activities

Cash provided by operating activities decreased by $131 million in the first quarter of 2014.

Analysis of changes in cash provided by operating activities

Three-month periods ended March 31 ($ millions)	2014	2013	Change
EBITDA (see Section 5.4 and Section 5.5)	1,077	1,034	43
Restructuring disbursements, net of restructuring costs	(15)	(6)	(9)
Employee defined benefit plans expense	22	26	(4)
Employer contributions to employee defined benefit plans	(29)	(36)	7
Interest paid	(61)	(58)	(3)
Interest received	1	1	—
Income taxes paid, net of refunds received	(224)	(148)	(76)
Other operating working capital changes	(173)	(84)	(89)
Cash provided by operating activities	598	729	(131)

•                  Income taxes paid net of refunds received increased in the first quarter of 2014, mainly reflecting higher instalment payments resulting from increasing income taxes payable in prior years.

•                  Other operating working capital changes in the first quarter of 2014 include an increase in prepaid expenses and a decrease in accounts payable and accrued liabilities (see Section 6 Changes in financial position).

7.3 Cash used by investing activities

Cash used by investing activities increased year over year by $291 million in the first quarter of 2014, and included the following:

•                  A deposit for the 700MHz spectrum licences totalling $229 million

•                  Business acquisitions and related investments totaling $37 million to complement our existing lines of business (first quarter of 2013 — $26 million)

•                  Advances and contributions to the real estate joint ventures in the amount of $14 million (first quarter of 2013 — $4 million).

•                  Cash payments for capital assets (excluding spectrum licenses) were $548 million in the first quarter of 2014, an increase of $46 million from the first quarter of 2013, composed of:

•                  A $29 million increase in capital assets expenditures (see table and discussion below).

•                  Comparative changes of $17  million in working capital to reflect payment timing differences in respect of capital expenditures.

Capital expenditure measures

Three-month periods ended March 31 ($ millions, except capital intensity)	2014	2013	Change
Capital expenditures (excluding spectrum licences) (1)
Wireless segment	165	134	23.1%
Wireline segment	331	333	(0.6)%
	496	467	6.2%
EBITDA less capital expenditures (excluding spectrum licences) (2)	581	567	2.5%
Wireless segment capital intensity (%)	11	9	2	pts.
Wireline segment capital intensity (%)	24	25	(1	)pt.
Consolidated capital intensity(2) (%)	17	17	—	pts.

(1)              Capital expenditures include assets purchased, but not yet paid for, and therefore differ from cash payments for capital assets, as presented on the condensed interim consolidated statements of cash flows. See Note 25(b) of the interim consolidated financial statements.

(2)              See calculation and description in Section 11.1 Non-GAAP financial measures.

•                  Wireless segment capital expenditures increased year over year by $31 million in the first quarter of 2014 due to continued investment in wireless broadband infrastructure and system resiliency and reliability in support of our ongoing customers first initiatives. Wireless segment capital intensity was 11% in the first quarter of 2014 compared to 9% in the first quarter of 2013.

The wireless cash flow proxy (EBITDA less capital expenditures) was $525 million in the first quarter of 2014, as compared to $532 million in the first quarter of 2013, representing a decrease of $7 million or 1.3%. The decrease resulted from higher capital expenditures and a negative $10 million EBITDA impact from Public Mobile, offsetting the EBITDA increase from other operations.

•                  Wireline segment capital expenditures decreased year over year by $2 million in the first quarter of 2014 due to completion of IDCs in 2013, as well as lower expenditures for business growth, partly offset by increased broadband expenditures and readying the network and systems for future retirement of legacy assets. Wireline segment capital intensity was 24% in the first quarter of 2014, down from 25% in the first quarter of 2013.

The wireline cash flow proxy (EBITDA less capital expenditures) was $56 million in the first quarter of 2014, up from $35 million in the first quarter of 2013, reflecting an increase of $21 million or 60%. The increase resulted primarily from higher EBITDA.

7.4 Cash used by financing activities

Net cash used by financing activities was $55 million in the first quarter of 2014 and $278 million in the first quarter of 2013. Financing activities included the following:

Dividends paid to the holders of equity shares

Dividends paid to the holders of TELUS shares were $222 million in the first quarter of 2014, an increase of $14 million from the first quarter of 2013. The increase primarily reflects higher dividend rates under our dividend growth program, partly offset by a reduction in the number of outstanding shares reflecting shares purchased and cancelled under our NCIB programs.

Purchase of Common Shares for cancellation

We purchased approximately 5.4 million shares under our 2014 NCIB program through April 30, 2014. The shares purchased represented approximately 0.9% of the outstanding Common Shares prior to commencement of the NCIB in January 2014. See Section 4.3 for details of our planned multi-year share purchase programs through 2016.

Normal course issuer bid in 2014

Period	Common Shares purchased and cancelled	Average purchase price per share ($)	Purchase costs ($ millions)	Change in accrued liability ($ millions)	Cash outflow ($ millions)
First quarter	4,312,200	37.22	161	(2)	159
April	1,071,500	38.38	41	(4)	37
Total	5,383,700	37.45	202	(6)	196

Short-term borrowings

Short-term borrowings are composed primarily of amounts advanced to us from an arm’s-length securitization trust pursuant to transfer of receivables securitization transactions (see Section 7.7 Sale of trade receivables). These proceeds were reduced by $300 million in the first quarter of 2014 to $100 million at March 31, 2014. Such proceeds were $400 million throughout 2013.

Long-term debt issues and repayments

Net long-term debt issues in the first quarter of 2014 were composed of a net increase in commercial paper to $626 million at March 31, 2014. Our weighted average interest rate on long-term debt was 5.0% at March 31, 2014, as compared to 5.44% one year earlier. In comparison, net repayments of $71 million in the first quarter of 2013 were a reduction in commercial paper to a balance of $174 million at March 31, 2013.

Subsequent to the first quarter ended March 31, 2014, on April 4, 2014, we issued $1 billion in senior unsecured notes (Notes) in two series, a $500 million offering at 3.20% due April 5, 2021, and a $500 million offering at 4.85% due April 5, 2044. These Notes may be redeemed in whole at any time, or in part from time to time, and contain certain change of control provisions. The net proceeds were used to repay the approximately $914 million of indebtedness drawn to fund a portion of the purchase price of the 700 MHz spectrum licences and the remainder will be used for general corporate purposes. These debt issues increased our average term to maturity of long-term debt (excluding commercial paper) to approximately 10.3 years, compared to 5.5 years at the end of 2012, and reduced our weighted average interest rate on long-term debt (excluding commercial paper) to approximately 4.89%, as compared to 5.44 per cent at the end of 2012.

No amounts were drawn against our revolving credit facility in the first quarter of 2014 or 2013. Subsequent to March 31, 2014, we drew $914 million against the revolving credit facility to pay the balance due in respect of our acquired 700 MHz spectrum licences; the $914 million was repaid with the proceeds from our long-term debt issues on April 4,

2014. This credit facility also fully backstops our commercial paper program, which provides low cost funding (see Section 7.6 Credit facilities).

7.5 Liquidity and capital resource measures

Net debt was $8,202 million at March 31, 2014, an increase of $1,607 million when compared to one year earlier, resulting from our re-financing activities in 2013 and commercial paper issues in the first three months of 2014, net of increased cash and temporary investments and a reduction in short-term borrowings, as discussed above.

Fixed-rate debt as a proportion of total indebtedness was unchanged at 91% at March 31, 2014 when compared to March 31, 2013.

Total capitalization — book value was $16,341 million at March 31, 2014, an increase of $1,794 million from one year earlier due to the increase in net debt and retained earnings, partly offset by a reduction in share capital resulting from share purchases under our NCIB programs. Net debt to total capitalization increased to about 50% at March 31, 2014, from 45% one year earlier.

The Net debt to EBITDA — excluding restructuring and other like costs ratio was 1.97 times at March 31, 2014, up from 1.67 times one year earlier, as the increase in net debt (see above) was partly offset by growth in EBITDA — excluding restructuring and other like costs. Our long-term policy guideline for this ratio is from 1.50 to 2.00 times. At the end of the second quarter of 2014, we anticipate this ratio to be slightly outside of the long-term policy guideline range as a result of funding the purchase of 700 MHz spectrum licences, but we expect to return to the policy guideline range in the medium term, as we believe that the policy guideline range is supportive of maintaining our investment grade credit ratings. While the ratio will temporarily exceed our long-term policy guideline, we expect to be well within our revolving credit facility covenants, which include a requirement that we not permit TELUS’ consolidated Leverage Ratio to exceed 4 to 1. See Section 7.6 Credit facilities.

Liquidity and capital resource measures

As at, or 12-month periods ended, March 31	2014	2013	Change
Components of debt and coverage ratios (1) ($ millions)
Net debt	8,202	6,595	1,607
Total capitalization — book value	16,341	14,547	1,794
EBITDA — excluding restructuring and other like costs	4,156	3,958	198
Net interest cost	388	340	48
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	91	91	—	pts.
Average term to maturity of long-term debt (excluding commercial paper) (years)	9.2	5.3	3.9
Net debt to total capitalization (1) (%)	50.2	45.3	4.9	pts.
Net debt to EBITDA — excluding restructuring and other like costs (1)(times)	1.97	1.67	0.3
Coverage ratios (1) (times)
Earnings coverage	5.4	5.8	(0.4)
EBITDA — excluding restructuring and other like costs interest coverage	10.7	11.6	(0.9)
Other measures (%)
Dividend payout ratio of adjusted net earnings (1)	68	68	—	pts.
Dividend payout ratio (1)	69	67	2	pts.

(1)              See Section 11.1 Non-GAAP financial measures.

The Earnings coverage ratio for the first quarter of 2014 was 5.4 times, down from 5.8 times one year earlier due to higher borrowing costs (including the May 2013 long-term debt prepayment premium).

The EBITDA — excluding restructuring and other like costs interest coverage ratio for the first quarter of 2014 was 10.7 times, down from 11.6 times one year earlier. An increase in net interest costs (including the May 2013 long-term debt prepayment premium) reduced the ratio by 1.4, while growth in EBITDA — excluding restructuring and other like costs increased the ratio by 0.5. See Section 7.6 Credit facilities.

Dividend payout ratios: Our target guideline is 65 to 75% of sustainable earnings on a prospective basis. The basic and adjusted dividend payout ratios for 2014 and 2013 were consistent with the target range.

7.6 Credit facilities

As at March 31, 2014, we had $52 million of cash and temporary investments, more than $1.4 billion of unutilized credit facilities and $400 million available under our trade receivables securitization program (see Section 7.7). This is consistent with our objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit and other bank credit facilities at March 31, 2014

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility(1)	November 3, 2016	2,000	—	—	(626)	1,374
Other bank facilities	—	75	—	(13)	—	62
Total		2,075	—	(13)	(626)	1,436

(1)              Canadian dollars or U.S. dollar equivalent. Subsequent to March 31, 2014, the credit facility was renewed at $2,250 with an expiry date of May 31, 2019.

Revolving credit facility

We have a $2.0 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of 14 financial institutions that expires on November 3, 2016. Subsequent to March 31, 2014, the credit facility was renewed at $2.25 billion with an expiry date of May 31, 2019. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

On April 2, 2014, we paid the remaining balance of $914 million for the 700 MHz spectrum licences through indebtedness drawn against this credit facility and repaid the credit facility with the proceeds of our April 4, 2014 Series CO and Series CP long-term debt issues, as described in Section 7.4.

Our revolving credit facility contains customary covenants, including a requirement that we not permit TELUS’ consolidated Leverage Ratio to exceed 4 to 1 (our ratio was approximately 1.97 to 1 at March 31, 2014) and not permit TELUS’ consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 10.7 to 1 at March 31, 2014, and expected to remain well above the covenant) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets or goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific TELUS credit rating.

Other bank and letter of credit facilities

As at March 31, 2014, we also have other bank credit facilities available to us, including $584 million letter of credit facilities, expiring in the second and third quarters of 2014, of which $520 million was utilized. Subsequent to March 31, 2014, concurrent with funding the purchase of the 700 MHz spectrum licences on April 2, 2014, $404 million of letters of credit were extinguished.

7.7 Sale of trade receivables

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. We renewed the agreement in the first quarter of 2014, and the agreement is in effect until December 31, 2016. Available liquidity under this agreement was $400 million at March 31, 2014. (See Note 19 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TCI is required to maintain at least a BB credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The necessary credit rating was exceeded as at May 8, 2014.

7.8 Credit ratings

There were no changes to our investment grade credit ratings during the first quarter of 2014 or as at May 8, 2014.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments and the nature of certain risks that they may be subject to were described in Section 7.9 of our 2013 MD&A.

Liquidity risk

We have access to a shelf prospectus, renewed in November 2013 for $3.0 billion and in effect until December 2015. Following our net debt issues in April 2014, we can offer $1.2 billion of debt or equity securities under this shelf prospectus as of the date of this MD&A.

At March 31, 2014, we had credit facilities available, including a $2.0 billion facility expiring in November 2016 (see Section 7.6 Credit facilities). Subsequent to March 31, 2014, the credit facility was renewed at $2.25 billion with an expiry date of May 31, 2019. We also had $52 million in cash and temporary investments at March 31, 2014. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at March 31, 2014, our contractual commitments related to the acquisition of property, plant and equipment were $344 million through to 2015 as compared to $197 million through to 2014 at December 31, 2013, primarily driven by the increase in commitments related to broadband expansion.

Indemnification obligations

At March 31, 2014, we had no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against us. As well, we have received or are aware of certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers.

Management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect in relation to our financial position and the results of our operations, excepting items disclosed in Note 23(b) of the interim consolidated financial statements.

7.10 Outstanding share information

Outstanding shares (millions)	March 31, 2014	April 30, 2014
Common Shares	620	619
Common Share options	6	6
Exercisable Common Share options	4	4

7.11 Transactions between related parties

Investments in significant controlled entities

As at March 31, 2014, TELUS Corporation controlled 100% of the equity of TELUS Communications Inc., which in turn controlled 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY. This was unchanged from December 31, 2013.

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities, and consist of our Board of Directors and our Executive Leadership Team. Total compensation expense amounts for key management personnel were $10 million in the first quarter of 2014 and $10 million in the first quarter of 2013. See Note 24(b) of the interim consolidated financial statements for additional detail.

Transactions with defined benefit pension plans

We made employer contributions to defined benefit plans as shown in the table in Section 7.2. We also provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint ventures

In the first quarter of 2014, we had transactions with the real estate joint ventures, which are related parties, as set out in Note 18 of the interim consolidated financial statements. Commitments and contingent liabilities for the real estate joint ventures include construction-related contractual commitments through to 2015 (approximately $134 million at March 31, 2014), a 20-year operating lease commitment commencing in 2015 and construction credit facilities ($388 million with two Canadian financial institutions as 50% lender and TELUS as 50% lender). The TELUS Garden residential tower has sales contracts in place for substantially all units, while at March 31, 2014, the proportion of space leased in the TELUS Garden office tower was approximately 93%.

8.              Accounting matters

8.1 Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Consolidated financial statements dated December 31, 2013. The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter.

8.2 Accounting policy developments

Revenue from contracts with customers: The International Accounting Standards Board and the Financial Accounting Standards Board of the United States have been working on a joint project to clarify the principles for the recognition of revenue and to develop a common revenue standard. In June 2010, an exposure draft was issued and in November 2011, a revised exposure draft was issued. We are currently assessing the impacts of the draft proposals.

If the finalized standard, the promulgation of which is currently awaited, were to largely reflect the draft proposals, its effects and the materiality of those effects would vary by industry and entity. We, like many other telecommunications companies, currently expect to be materially affected by its application, primarily in respect of the timing of revenue recognition and in respect of capitalization of costs of acquisition and contract fulfillment costs. The prohibition of the use of the limitation cap methodology would accelerate the recognition of revenue, relative to both the associated cash inflows from customers and our current practice, primarily in the wireless sector. Although the underlying transaction economics would not differ, during periods of increases in the number of wireless subscriber connections, assuming comparable contract-lifetime per unit cash inflows, revenue growth would appear greater than under current practice (using the limitation cap methodology). Wireline segment results arising from transactions, which include the initial provision of subsidized hardware, would be similarly affected.

Similarly, the measurement, over the life of a contract, of total costs of contract acquisition and contract fulfillment costs would be unaffected by the draft proposals. The draft proposals, which would affect both our wireless and wireline segments, would result in such costs of acquisition being capitalized and subsequently recognized as an expense over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. Although the underlying transaction economics would not differ, during periods of increases in the number of subscriber connections, assuming comparable per unit costs of acquisition and contract fulfillment, profitability measures would appear greater than under the current practice of immediate expensing of such costs.

Other issued standards: Other issued standards required to be applied for periods beginning on or after January 1, 2014, have no significant effect on our financial performance.

9.              General outlook and assumptions for 2014

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Assumptions for 2014

•                  Our revised estimate for economic growth in Canada in 2014 is 2.3% (previously 2.4%).

•                  No material adverse regulatory rulings or government actions.

•                  Wireless and wireline intense competition continues from 2013 in both consumer and business markets.

•                  Approximately one to two percentage point increase in wireless industry penetration of the Canadian market, similar to 2013.

•                  Ongoing subscriber adoption and upgrades of data-intensive smartphones at a rate consistent with 2013 levels (70 to 80% of postpaid gross additions), as customers want more mobile connectivity to the Internet.

•                  Wireless revenue growth from net positive postpaid subscriber loadings, consistent with increased industry market penetration, as well as modest increase in blended ARPU resulting from increased data usage, including from increased use of shared data plans, and subscriber mix.

•                  Flat to higher wireless acquisition and retention expenses, dependent on gross loadings and market pressures.

•                  Growth in wireline data revenues from an increase in Optik TV and high-speed Internet subscribers, consistent with 2013, and a modest increase in average revenue per customer, as well as from growth in business services.

•                  Pension plans: Defined benefit pension plan expense of approximately $85 million recorded in employee benefits expense and approximately $2 million recorded in employee defined benefit plans net interest in financing costs; a 4.75% discount rate for employee defined benefit pension accounting purposes; and defined benefit pension plan funding of approximately $105 million.

•                  Restructuring and other like costs of approximately $75 million for continuing operational efficiency initiatives, with other margin enhancement initiatives to mitigate pressures from technological substitution and subscriber growth.

•                  Income taxes: Weighted average statutory income tax rate of 26.0 to 26.5% and cash income tax payments between $540 million and $600 million. Cash tax payments are increasing due to higher instalment payments based on 2013 income, the effect of Canadian federal government’s enacted policy change that eliminates the ability to defer income taxes through the use of different tax year-ends for operating partnerships and corporate partners, as well as lower recoveries.

•                  Continued investments in broadband infrastructure and for 4G LTE expansion and upgrades, and network and systems resiliency and reliability.

•                  Moderate weakening of the Canadian dollar to U.S. dollar exchange rate versus the average exchange rate in 2013.

Except as noted above, the assumptions for our 2014 outlook described in Section 9 General outlook and assumptions of our annual 2013 MD&A remain the same.

10.       Risks and risk management

Our principal risks and uncertainties that could affect our future business results and our associated risk mitigation activities were described in our annual 2013 MD&A.

10.1 Regulatory matters

The following are updates to Section 10.4 Regulatory matters in our 2013 MD&A.

Upcoming regulatory reviews

The CRTC has announced its intention to hold public proceedings to review, among others, wireline wholesale services including the appropriateness of mandating competitor access to FTTP facilities, satellite and other transport services, enhanced basic services, the subsidy regime, the national contribution mechanism, wireless wholesale services and paper bill charges.

Wireline wholesale services review

On October 15, 2013, the CRTC initiated a broad review of the existing regulatory framework for wireline wholesale services in Telecom Notice of Consultation CRTC 2013-551, Review of wholesale services and associated policies. This wide-ranging policy proceeding will include an oral hearing in the fourth quarter of 2014 with a decision expected in the first quarter of 2015. The outcome of this review may change aspects of the current regulatory framework for wholesale services. Among other matters, it will address the question of whether competitors that choose not to build their own FTTP facilities should enjoy regulated access to the FTTP facilities owned by TELUS and other large telephone and cable companies. These changes could negatively impact our future business strategies.

Satellite and other transport services

On February 6, 2014, the CRTC initiated a review of satellite and other transport services provided by satellite operators to other telecommunications service providers in Canada. The CRTC identified the high cost of satellite transport as an impediment to meeting its broadband target speed at affordable prices for 5 megabits per second (Mbps) to download and 1 Mbps to upload in Yukon, Nunavut and the Northwest Territories.

For 2014, the CRTC also announced a review of the transport infrastructure in these geographical areas, including an assessment of whether a mechanism should be established to fund infrastructure investments in transport facilities.

Wireless wholesale services review

On October 16, 2013, as part of the Governor General’s speech from the throne, the federal government indicated that it would take steps to reduce roaming costs on networks within Canada. On December 12, 2013, the CRTC initiated a review of wireless wholesale roaming rates. The proceeding examined whether wireless carriers are charging other Canadian wireless service providers domestic roaming rates that are discriminatory. The record of this proceeding is now closed with a decision expected in the second quarter of 2014.

On February 20, 2014, the CRTC initiated a review of the current level of competition in the retail and wholesale wireless marketplaces to determine whether any further regulatory requirements are necessary, such as regulated rates for roaming or tower/site sharing, or any other mandated wholesale services. The proceeding will take place during 2014, with an oral hearing scheduled to begin on September 29, 2014, and a decision expected in the first quarter of 2015. It is too early to determine whether the outcome of the proceeding will have a material adverse effect on the Company.

In the federal budget released on February 11, 2014, the federal government announced a proposal to amend the Telecommunications Act to cap wholesale wireless roaming rates to prevent wireless providers from charging other companies more than they charge their own customers for mobile voice, data and text services. On March 31, 2014, the federal government introduced Bill C-31, Economic Action Plan 2014 Act, No. 1, which included specific provisions that would cap wholesale wireless roaming rates charged to Canadian carriers for voice, data and text roaming services. If passed by Parliament, it is expected that this measure will be in place until the CRTC concludes its investigation on whether the wholesale mobile wireless market is sufficiently competitive and makes a decision on roaming rates. The CRTC review will also examine tower and network sharing arrangements.  The review will include an oral hearing at the end of September 2014 with a decision expected in the first quarter of 2015.

Application to the CRTC to review paper bill charges

On October 22, 2013, the Public Interest Advocacy Centre filed an application to the CRTC seeking a prohibition on telecommunications service providers charging their residential customers for receipt of paper bills, and for the issuance of refunds to regulated telephone company customers for any past paper bill charges. As part of this proceeding, we acknowledged that we charge residential customers for receipt of paper bills, but that these charges are designed in a reasonable manner such that all customers to whom the charge is levied have access to electronic billing, but choose to receive a paper bill. We do not charge any wireline telephone customers for receipt of paper bills. The record of this proceeding is now closed and a decision is expected from the CRTC in the second quarter of 2014.

Risk mitigation: We will continue to press the CRTC to reduce the scope of network facilities subject to mandatory competitor access. If access to FTTP infrastructure is mandated by the CRTC as a result of the wireline wholesale services review proceeding, potential future FTTP investments by carriers of all kinds would be discouraged. We will emphasize that enhancements to the basic service objective would require associated changes to the current subsidy regime to fully fund any new service requirements.

We will participate in both transport-related proceedings and will argue, as a net payer, against additional industry-funded subsidy mechanism flowing to Yukon, Nunavut and the Northwest Territories.

We will participate in the wireless wholesale services review proceeding to demonstrate that the domestic roaming and other rates we charge to Canadian wireless service providers are not discriminatory.

We have responded to the application on paper bill charges by demonstrating that the charges are fair in that they are only levied to customers who have direct access to electronic billing but still choose to receive a paper bill. We have also demonstrated that our paper bill charges are levied based on billing for forborne services, meaning that the CRTC has forborne from regulating these rates.

Broadcasting distribution undertakings

We have applied for a licence to operate a national pay-per-view service. A public hearing was held in April 2014, however, no decision has been announced.

11.       Definitions and reconciliations

11.1 Non-GAAP financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS and its segments, as well as to determine compliance with debt covenants and to manage the capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This basic measure is defined as the quarterly dividend declared per share for the most recently completed quarter, as reported in the consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years).

Calculation of Dividend payout ratio

Twelve-month periods ended March 31 ($)	2014	2013
Numerator — Annualized fourth quarter dividend declared per equity share	1.44	1.28
Denominator — Net income per equity share	2.08	1.91
Ratio (%)	69	67

Dividend payout ratio of adjusted net earnings: More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, long-term debt prepayment premiums and items adjusted for in EBITDA. Our policy guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings on a prospective basis (see Section 4.3).

Calculation of Dividend payout ratio of adjusted net earnings

Twelve-month periods ended March 31 ($)	2014	2013
Numerator — Annualized fourth quarter dividend declared per equity share	1.44	1.28
Adjusted net earnings ($ millions):
Net income attributable to equity shares	1,309	1,247
Add back long-term debt prepayment premium after income taxes	17	—
Add back unfavourable (deduct favourable) income tax-related adjustments	8	(7)
Deduct after-tax gain net of equity losses related to the TELUS Garden residential real estate partnership	—	(7)
Net-cash settlement feature	—	(2)
	1,334	1,231
Denominator — Adjusted net earnings per share	2.12	1.89
Adjusted ratio (%)	68	68

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

Twelve-month periods ended March 31 ($ millions, except ratio)	2014	2013
Net income attributable to equity shares	1,309	1,247
Income taxes	484	435
Borrowing costs (Interest on long-term debt + Interest on short-term borrowings and other + Long-term debt prepayment premium)	408	349
Numerator	2,201	2,031
Denominator — Borrowing costs	408	349
Ratio (times)	5.4	5.8

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and the contribution of our two segments. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to operating revenues less the total of goods and services purchased expense and employee benefits expense.

We may also calculate an adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations, that should not be considered in a valuation metric or that should not be included in an assessment of our ability to service or incur debt. In respect of the TELUS Garden residential real estate partnership, which is included in the wireline segment, we do not anticipate retaining an ownership interest in the TELUS Garden residential condominium following completion of construction. For the TELUS Garden residential real estate partnership, in the first quarters of 2014 and 2013, we recorded equity losses of $Nil.

EBITDA reconciliation

Three-month periods ended March 31 ($ millions)	2014	2013
Net income	377	362
Financing costs	102	96
Income taxes	135	125
Depreciation	346	347
Amortization of intangible assets	117	104
EBITDA	1,077	1,034

EBITDA — excluding restructuring and other like costs: We report this measure as a supplementary indicator of our operating performance. It is also utilized in the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage.

Calculation of EBITDA — excluding restructuring and other like costs

Three-month periods ended March 31 ($ millions)	2014	2013
EBITDA	1,077	1,034
Restructuring and other like costs included in EBITDA	8	11
EBITDA — excluding restructuring and other like costs	1,085	1,045

EBITDA — excluding restructuring and other like costs interest coverage: This measure is defined as EBITDA excluding restructuring and other like costs, divided by net interest cost, calculated on a 12-month trailing basis. This measure is similar to the Coverage Ratio covenant in our credit facilities (see Section 7.6).

EBITDA less capital expenditures (excluding spectrum licences): We report this measure as a supplementary indicator of our operating performance. We calculate this measure as a simple proxy for cash flow at a consolidated level and for our two segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures (excluding spectrum licences)

Three-month periods ended March 31 ($ millions)	2014	2013
EBITDA	1,077	1,034
Capital expenditures (excluding spectrum licences)	(496)	(467)
EBITDA less capital expenditures (excluding spectrum licences)	581	567

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares under an NCIB program, or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

Three-month periods ended March 31 ($ millions)	2014	2013
EBITDA	1,077	1,034
Restructuring (disbursements) net of restructuring costs	(15)	(6)
Items from the consolidated statements of cash flows:
Share-based compensation	16	12
Net employee defined benefit plans expense	22	26
Employer contributions to employee defined benefit plans	(29)	(36)
Interest paid	(61)	(58)
Interest received	1	1
Capital expenditures (excluding spectrum licences)	(496)	(467)
Free cash flow before income taxes	515	506
Income taxes paid, net of refunds received	(224)	(148)
Free cash flow	291	358

The following reconciles our definition of free cash flow with cash provided by operating activities.

Free cash flow reconciliation with cash provided by operating activities

Three-month periods ended March 31 ($ millions)	2014	2013
Free cash flow	291	358
Add back capital expenditures (excluding spectrum licences)	496	467
Adjustments to reconcile to cash provided by operating activities	(189)	(96)
Cash provided by operating activities	598	729

Net debt: We believe that net debt is a useful measure because it represents the amount of short-term borrowings and long-term debt obligations that are not covered by available cash and temporary investments. The nearest IFRS measure to net debt is long-term debt, including current maturities of long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other like costs ratio.

Calculation of net debt

As at March 31 ($ millions)	2014	2013
Long-term debt including current maturities	8,120	6,187
Debt issuance costs netted against long-term debt	34	25
Cash and temporary investments	(52)	(22)
Short-term borrowings	100	405
Net debt	8,202	6,595

Net debt to EBITDA — excluding restructuring and other like costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other like costs. Our long-term policy guideline for this ratio is from 1.50 to 2.00 times, which is similar to the Leverage Ratio covenant in our credit facilities (see Section 7.6).

Net debt to total capitalization: This is a measure of the proportion of debt used in the capital structure of TELUS.

Net interest cost: This measure is the denominator in the calculation of EBITDA — excluding restructuring and other like costs interest coverage. Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. No recoveries on redemption and repayment of debt were recorded in twelve-month periods ended March 31, 2014 and 2013. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $388 million in the twelve-month period ended March 31, 2014 and $340 million in the twelve-month period ended March 31, 2013.

Restructuring and other like costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. In addition to items such as internal and external labour, such atypical charges may include depreciation and amortization of intangible asset expenses, when property, plant, equipment and intangible assets are retired significantly prior to the end of their estimated useful lives so that other continuing formerly associated resources, such as spectrum, may be redeployed elsewhere in our business. We also include incremental external costs incurred in connection with business acquisition activity in other like costs.

Components of restructuring and other like costs

Three-month periods ended March 31 ($ millions)	2014	2013
Goods and services purchased	—	1
Employee benefits expense	8	10
Restructuring and other like costs included in EBITDA	8	11

Total capitalization — book value is defined and calculated as follows.

Calculation of total capitalization — book value

As at March 31 ($ millions)	2014	2013
Net debt	8,202	6,595
Owners’ equity	8,176	7,995
Deduct accumulated other comprehensive income	(37)	(43)
Total capitalization — book value	16,341	14,547

11.2 Wireless operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average revenue per subscriber unit per month (ARPU) is calculated as network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month.

Churn per month is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A TELUS or Koodo brand prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Cost of acquisition (COA) consists of the total of the device subsidy (the device cost to TELUS less initial charge to customer), commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to network revenue represents direct costs associated with marketing and promotional efforts (including device subsidies and commissions) aimed at the retention of the existing subscriber base, divided by network revenue.

Subscriber unit (wireless) is defined as an active recurring revenue-generating unit (e.g. cellular phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number) that has access to the wireless voice and/or data networks for communication. In addition, TELUS has a direct billing or support relationship with the user of each device. Subscriber units exclude M2M devices, such as those for asset tracking, remote control monitoring and meter readings, vending machines and wireless automated teller machines.